Steven R. Jacobs

(210) 978-7727 (Direct Dial)

(210) 242-4640 (Direct Fax)

sjacobs@jw.com

May 30, 2013

United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549-7010
Attention:	Sirimal R. Mukerjee
Anne Nguyen Parker

Re:	Abraxas Petroleum Corporation
Registration Statement on Form S-3
Filed April 24, 2013
File No. 333-188110

Ladies and Gentlemen:

On behalf of our client, Abraxas Petroleum Corporation (“Abraxas”), we are writing in response to the Staff’s comment letter dated May 13, 2013.  For purposes of convenience, we have repeated the Staff’s comments and set forth our responses below the comment to which they relate:

Registration Statement on Form S-3

Calculation of Registration Fee

Staff Comment #1.  Please provide us with an analysis as to whether you should register:

•	The preferred stock underlying the depositary shares; and

•	The preferred stock, common stock and debt securities underlying the warrants.

Abraxas Response:   Abraxas is registering the preferred stock underlying the depositary shares and the preferred stock, common stock and debt securities underlying the warrants.  A change has been made to footnotes (1),  (2), (3), (5) and (6) of the Calculation of Registration Fee table to reflect this intent.

Where You Can Find More Information, page ii

Staff Comment #2.                                Please revise to incorporate by reference all Exchange Act filings made after the filing of the initial registration statement but before the effectiveness of the registration statement. See Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05 at http://sec.gov/divisions/corpfin/guidance/safinterp.htm.

Abraxas Response:  Abraxas has added references to its Quarterly Report on Form 10-Q as filed with the Commission on May 10, 2013 and its Current Report on Form 8-K filed with the Commission on May 15, 2013 in response to the Staff’s comment.

Exhibits, page II-3

Staff Comment #3.  We note that the exhibit index beginning at page II-12 is not consistent with the index beginning at page II-3. For example, the index at page II-12 does not reference Exhibit 25.1 or the footnotes that appear in the index at page II-3. Please revise accordingly.

Abraxas Response:  Abraxas has made the revisions to the Exhibit Index on pages II- 12 and 13 as requested by the Staff.

Staff Comment #4.  Please provide your analysis as to why the forms of Deposit Agreement, Warrant Agreement and Guarantee are not being filed. In this regard, we note your disclosure at page 18 and counsel’s statements at pages 1 and 2 of its opinion suggesting that the forms of Deposit Agreement, Deposit Receipt, Warrant Agreement and Guarantee are, or will be, filed as exhibits to the registration statement.

Abraxas Response:  Abraxas does not believe that these documents are required to be filed at this time because they can be filed by means of a post-effective amendment or Current Report on Form 8-K if Abraxas issues any such securities.  The disclosure on pages 5 under the caption “Subsidiary Guarantors,” 19 in the last paragraph under the caption “Description of Warrants” and the first paragraph under the caption “Description of Depositary Shares” and 22 under the caption “Description of Units” and in counsel’s opinion have been changed to reflect that the documents will be filed either in a post-effective amendment or in a Current Report on Form 8-K which would be incorporated by reference.

Staff Comment #5.  Similarly, you state at page 20 that the Rights will be issued under a separate Rights Agreement. However, you are filing as an exhibit a Rights Agreement that is dated as of March 16, 2010 that appears to relate to rights distinct from those covered by the registration statement. Please advise.

Abraxas Response:  In order to avoid any confusion, Abraxas has identified the rights issuable pursuant to the Rights Agreement dated March 16, 2010 as “preferred stock purchase rights” and any rights to be issued in the future pursuant to the registration statement as “subscription rights” throughout the registration statement in response to the Staff’s comment. Abraxas does not believe that a subscription rights agreement  is required to be filed  at this time because it can be filed by means of a post-effective amendment or Current Report on Form 8-K if Abraxas issues any such securities.

Staff Comment #6.  The indentures that are being incorporated by reference as Exhibits 4.3 and 4.4 do not appear to have been filed with your Form S-3 (File No. 333-132971) as indicated in your filing. In any event, you may not incorporate by reference exhibits that are incomplete as described in Instruction 1 to Item 601 of Regulation S-K. Please file each indenture as appropriate. We also note your statement at page 3 of the registration statement and at page 1 of counsel’s opinion that forms of indentures have been filed as exhibits to the registration statement.

Abraxas Response:  In response to the Staff’s comment, Abraxas has filed the indentures as Exhibits 4.3 and 4.4.

Exhibit 5.1

Staff Comment #7.  Counsel must provide an opinion with respect to the securities underlying the Debt Securities and Preferred Stock (in each case, insofar as such securities may convert into shares of common stock), the Depositary Shares, the Warrants, the Rights and the Units. Please obtain and file a new legality opinion that clearly articulates such opinions. See, for example, Section II.B.1.f. of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, available at http://www.sec.gov/interps/legal/ cfslb19.htm.

Abraxas Response:  Counsel has revised its opinion in response to the Staff’s comment.

Staff Comment #8.  The defined term “Offered Securities” does not include the Rights covered by the registration statement. Please explain to us the reason for excluding the Rights from such defined term in the context of how such term is used throughout the opinion.

Abraxas Response:  In response to the Staff’s comment, the term “Offered Securities” has been revised to include the Subscription Rights.

Staff Comment #9.  We note the assumptions contained in the third sentence in the fifth paragraph at page 2. Please obtain and file a new legality opinion that carves out from such assumptions the Company and the Subsidiary Guarantors. See Section II.B.3.a. of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, available at http://www.sec.gov/interps/legal/cfslb19.htm.

Abraxas Response:  Counsel has revised its opinion in response to the Staff’s comment.

Staff Comment #10.  We note counsel’s rendered opinion with respect to the Depositary Shares and Warrants. We understand such securities to be contractual obligations issued pursuant to agreements. In this regard, please obtain and file a new legality opinion that opines as to whether such securities are binding obligations under the law of the jurisdiction governing the Deposit Agreement and Warrant Agreement, as the case may be. To the extent counsel believes such securities should be treated in a similar fashion as shares of capital stock under applicable state law, please provide a detailed analysis.

Abraxas Response:  Counsel has revised its opinion in response to the Staff’s comment.

Staff Comment #11.  We note paragraph (a) at page 4. Counsel may opine on the laws of the states in which they are admitted to practice. Also, an opinion of counsel with respect to a jurisdiction in which counsel is not admitted to practice is nevertheless acceptable so long as the opinion is not qualified as to jurisdiction. In this regard, please obtain and file a new legality opinion (i) from counsel that is admitted to practice in the State of Nevada (the Company’s state of incorporation) and the states of the laws governing the Indentures, Deposit Agreement, Warrant Agreement, Rights Agreement and Unit Agreement or (ii) that does not inappropriately qualify counsel’s expertise. See Section II.B.3.b. of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, available at http://www.sec.gov/interps/legal/cfslb19.htm.

Abraxas Response:  Counsel has revised its opinion in response to the Staff’s comment.

Staff Comment #12.  We note that counsel is expressing an opinion as to New York law. Please confirm that New York law governs the agreements referenced in comments 4, 5 and 6 herein.

Abraxas Response:  In response to the Staff’s comment, on page 5 of the opinion in paragraph (e), counsel has assumed that New York law will apply to the Warrant Agreement, the Depositary Agreement, the Guarantees, the Subscription Rights Agreement and the Units Agreement.  The indentures filed as Exhibits 4.3 and 4.4 are governed by New York law.

Staff Comment #13.  Paragraph (b) at page 4 refers to defined terms (“Securities” and “Co-Registrants”) that have not been defined in the opinion. Please revise accordingly.

Abraxas Response:  Counsel has revised its opinion in response to the Staff’s comment.

Staff Comment #14.  Please obtain and file a new legality opinion that does not assume that the Company has the necessary number of authorized shares. See Section II.B.3.a. of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, available at http://www.sec.gov/interps/legal/cfslb19.htm.

Abraxas Response:  Counsel has revised its opinion in response to the Staff’s comment.

*  *  *  *  *  *

Abraxas Petroleum Corporation acknowledges, that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (210) 978-7727 or Geoffrey R. King at (210) 757-9835, should you have any questions or wish to request additional information regarding this matter.

Very truly yours,

/s/ Steven R. Jacobs

Steven R. Jacobs
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